

Mail Stop 7010

July 3, 2007

Via U.S. mail and facsimile

Mr. Michael J. Piechoski
Senior Vice President and Chief Financial Officer
Peter Kiewit Sons', Inc.
Kiewit Plaza
Omaha, Nebraska 68131

   RE: Form 10-K for the fiscal year ended December 30, 2006
      File No. 0-23943

Dear Mr. Piechoski:

   We have reviewed your response letter dated June 11, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<center>FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2006</center>

Note 15. Segments, page 50

1. We note your response to prior comment 10. You state that your construction business consists of individual projects that are bid by, awarded to and completed by you. These projects are grouped into construction districts, which you believe are your operating segments. You currently aggregate your construction districts into one reportable segment.

  It is unclear how you determined that your operating segments related to your construction business have similar economic characteristics, which is required to aggregate operating segments in accordance with paragraph 17 of SFAS 131. The supplemental information provided indicates that net gain (loss) is the key metric you use to evaluate the performance of your districts. The analysis you provided for the change in net gain (loss) year to year as well as the net gain (loss) as a percentage of revenue year to year appears to indicate that the financial trends of your operating segments are sufficiently varied to preclude you from determining that they are all similar. This is also indicated by the range of percentages reflecting the 5 year average net gain (loss) as a percentage of revenue for these operating segments. Please further advise how your key metrics led you to determine that your operating segments have similar economic characteristics. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary.

2. Please provide us with additional information regarding how your districts are established. For each district, please provide us a brief summary of the basis for grouping projects together in this district. For example, is it based on the geographical nature of the projects or is it based on the similarity of the construction projects? Please also address what is included in the district labeled "Home Office Unassigned."

3. Please help us understand how net gain (loss) is calculated in comparison to operating income, which is the measure of segment profit (loss) you disclose in your segment note to the financial statements. Please clarify what income/expense items are included or excluded to get from operating income to net gain (loss).

4. You state that a district manager is responsible for the overall operation of each district. Each district manager reports to a division manager, who, in turn reports directly to the CODM. Please help us understand how compensation is determined for district managers and division managers, including whether it is based on the performance of individual districts, divisions, or the entire company.

5. Please further advise on how the capital spending budget is determined for each district and division, including whether the budget is determined at the district or division level. Please also clarify whether each district or division manager submits a proposed capital spending budget amount.

6. Please provide us with additional information regarding divisions and how you group divisions into districts. For each of the five recent fiscal years and subsequent interim period, please tell us how many divisions you had at the end of each period. Please also help us understand how frequently districts are moved to different divisions.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief